Dynamic Alternatives Fund

(the “Fund”)

Supplement dated May 23, 2024
to the Statement of Additional Information (“SAI”) effective February 1, 2024

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Effective on May 15, 2024, the Board of Trustees (the “Board”) of the Fund unanimously approved the appointment of Jeremy M. Getson as an Independent Trustee of the Fund.

The following replaces the disclosure in the section titled “Trustees” on page 10 of the SAI as follows:

The Board is currently comprised of three Independent Trustees and one trustee who is considered an “interested person” of the Fund (the “Interested Trustee”). The business address of the Trustees is c/o Hamilton Capital, LLC, 5025 Arlington Centre Boulevard, Suite 300, Columbus, Ohio 43220.

Name, Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During the past 5 Years
Interested Trustee
Jeffrey G. Wilkins(2) Born: 1975	Interested Trustee; Chairman; President and Principal Executive Officer	Since 2021, indefinite	Deputy Chief Investment Officer and Managing Director, Hamilton Capital, LLC, (since August 2010).	1	None.
Independent Trustees
Michael S. Jordan Born: 1971	Independent Trustee	Since 2021, indefinite	Partner, Seyfarth Shaw LLP (since 2022); Partner, Ice Miller LLP (law firm, formerly Schottenstein, Zox & Dunn) (1997-2022); Managing Partner, Ice Miller LLP (2019-2021).	1	None.
Carrie J. Thome Born: 1968	Independent Trustee	Since 2021, indefinite	Managing Director, NVNG Investment Advisors, LLC (since 2019); Wisconsin Alumni Research Foundation, Chief Investment Officer (2007-2019).	1	Madison Funds (15) (2017-2022); Ultra Series Fund (14) (2017-2022).
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Jeremy M. Getson Born: 1971	Independent Trustee	Since 2024, indefinite	Head of Investor Relations, Northlight Capital Partners LLC (since August 2022); Partner AQR Capital Management (2004-2022)	1	None.
(1)	Under the Fund’s Declaration of Trust, a Trustee serves until his or her successor is elected and qualified, or until his or her removal, resignation, death, incapacity or declaration as bankrupt or retirement from the Board. While the Board has discretion to institute a retirement policy, it has not yet done so.
(2)	Mr. Wilkins is considered an “interested person” because of his affiliation with the Adviser.

The following paragraph is added to the section titled “Information about Each Trustee’s Qualifications, Experience, Attributes and Skills” beginning on page 11 of the SAI as follows:

Jeremy M. Getson. Mr. Getson is the Head of Investor Relations at Northlight Capital Partners LLC (“NCP”). His primary responsibilities include fundraising, business development and investor relations. Prior to joining NCP in 2022, Mr. Getson was a Principal at AQR Capital Management, LLC, where he spent over 17 years in roles responsible for institutional business development, consultant relations and client service. Mr. Getson holds a BA from Princeton University and an MBA from The University of Chicago Booth School of Business where he graduated with high-honors and was named a Siebel Scholar as one of the top 25 MBA students annually. He is a CFAⓇ charterholder.

The following replaces the section titled “Committees of the Board of Trustees” on page 14 of the SAI as follows:

Committees of the Board of Trustees. The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of Mr. Jordan, Ms. Thome, and Mr. Getson. Ms. Thome serves as Chair of the Committee and has been designated as “audit committee financial expert.” The Audit Committee convened two (2) times during the last fiscal period ended September 30, 2023.

The following replaces the table in the section titled “Trustee Ownership of Securities” on page 14 of the SAI as follows:

	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Fund Complex(1)
Interested Trustee
Jeffrey G. Wilkins	$100,001-$500,000(2)	$100,001-$500,000(2)
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Independent Trustees
Michael S. Jordan	None	None
Carrie J. Thome	None	None
Jeremy Getson	None	None
(1)	As of the date of this SAI, the Fund is the only registered investment company in the Fund Complex.
(2)	In addition to owning shares directly, Mr. Wilkins indirectly owns shares of the Fund through his ownership of the Adviser and has an indirect beneficial interest through shares of the Fund held by his spouse.

The following replaces the table in the section titled “Trustee Compensation” beginning on page 14 of the SAI as follows:

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from Fund and Fund Complex Paid to Trustees
Michael S. Jordan	$10,000	$10,000
Justin T. Klosek[1]	$10,000	$10,000
Carrie J. Thome	$10,000	$10,000
Jeremy Getson[2]	None	None

1 Mr. Klosek resigned as a Trustee of the Fund subsequent to the end of the fiscal period ended September 30, 2023.

2 Mr. Getson was approved as a Trustee of the Fund subsequent to the end of the fiscal period ended September 30, 2023.

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You should read this Supplement in conjunction with the Fund’s Prospectus and SAI dated February 1, 2024. This Supplement provides information that you should know about the Fund before investing and has been filed with the Securities and Exchange Commission. This Supplement is available upon request and without charge by calling the Fund toll-free at 1-833-617-2624.

Please retain this Supplement for future reference.

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